Exhibit D-3
August 21, 1998

Robert C. Glazier                  Anne E. Becker
Utilities Director                 Indiana Utility Consumer Counselor
Indiana Utility Regulatory Comm.   Indiana Government Center North
302 West Washington Street         100 N. Senate Avenue, N501
Room E306                          Indianapolis, IN 46204
Indiana Government Center South
Indianapolis, IN  46204

Dear Mr. Glazier and Ms. Becker:

In accordance with PSI Energy's Affiliate Guidelines, PSI is submitting the enclosed affiliate contract which is required to be filed with and approved by the SEC. Contemporaneously, PSI is in the process of publishing notice of its intent to file this affiliate contract in two newspapers of general circulation in Marion and Hendricks Counties, Indiana. A copy of the public notice is also enclosed for your information.

The enclosed affiliate contract provides for the provision of a non-exclusive range of services by PSI to non-utility affiliates, and vice versa. In connection with the provision of services, the contract also provides for loans of employees. The contract specifically excludes the sales or other transfers of assets, electricity, coal, natural gas, or other goods. In addition, the contract does not cover affiliate transactions involving services to or from Exempt Telecommunications Companies (ETCs) or Foreign Utility Companies (FUCOs).

The contract sets out a specific process for service requests, to ensure that requests are tracked and properly accounted for. Compensation for services provided under the contract will be at full cost, as computed in accordance with Rules 90 and 91 under PUHCA.

I will be calling you soon to discuss this contract. In the interim, feel free to call me if you have any questions.

Sincerely,

/s/ Kay E. Pashos
Senior Counsel
Cinergy Corp.

Enc.